UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Empowered Products, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

29246G107

(CUSIP Number)

Michael J. Quinn, Esq.

K&L Gates LLP

10100 Santa Monica Blvd., 7th Fl.

(310) 552-5000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29246G107	13D

1	NAMES OF REPORTING PERSONS: Scott Fraser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,089,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 43,089,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,089,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.6% (1)
14	TYPE OF REPORTING PERSON IN

(1) Based on 62,788,856 shares of common stock of the Issuer outstanding as of November 12, 2014 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

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Item 1.                                Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 (the “Common Stock”), of Empowered Products, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3367 West Oquendo Rd., Las Vegas, NV 89118.

Item 2.                                Identity and Background.

(a)	This Schedule 13D is being filed on behalf of Scott Fraser (the “Reporting Person”).
(b)	The Reporting Person is the President and Chief Executive Officer of the Issuer.
(d)	During the past five years, of the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the past five years, the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f)	The Reporting Person is a citizen of the United States of America.

Item 3.                                Source and Amount of Funds or Other Consideration.

On June 2, 2014, the Reporting Person acquired all of the issued and outstanding equity of EP Trading Services AG, Baar, a company formed under the laws of Switzerland, (“EP Trading”), pursuant to the exercise of a call option, for a total amount equal to 200,000 Swiss Francs, which was equivalent to approximately US$222,612. At the time of the acquisition, EP Trading owned 3,080,000 shares of the Issuer, which was concurrently transferred to the Reporting Person, changing his beneficial ownership from indirect to direct.

Item 4.                                Purpose of the Transaction.

The securities of the Issuer were acquired by the Reporting Person for investment purposes. See Item 3 of this Schedule, which is hereby incorporated by reference. The Reporting Person is aware that the Board of the Issuer has recently considered the deregistration of its securities from the Securities Exchange Act of 1934, as amended, and is determining its eligibility to conduct such deregistration. The Reporting Person supports such deregistration. Other than the foregoing, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)          The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(f)          Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

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(g)          Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)          A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)          Any action similar to any of those enumerated above.

Item 5.                                Interest in Securities of the Issuer.

(a)          The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Page, which is hereby incorporated by reference.

(b)          The powers that the Reporting Person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page, which is hereby incorporated by reference.

(c)          All transactions in the class of securities reported on that were effected by the Reporting Person during the past 60 days may be found in Item 3.

(d)          None.

(e)          Not applicable.

Item 6.                                Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                                Material to be filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 8, 2015

By:	/s/ Scott Fraser

Scott Fraser

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